Exhibit 99.1

PARINGA TO DELIST FROM NASDAQ

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL) (ASX: PNL) advises that the Company has received a notice from the staff of the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, as a result of its subsidiary, Hartshorne Mining Group, LLC (“Hartshorne”), filing for protection under Chapter 11 of the U.S. Bankruptcy Code, and in accordance with Nasdaq Listing Rule 5101, the Staff have determined that the Company will be delisted from Nasdaq.

Accordingly, trading of the Company’s American Depository Shares (“ADSs”) will be suspended at the opening of business on 5 March 2020, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

After the Company is delisted from Nasdaq, the Company’s ADSs may continue to be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company's ADSs.

The Company’s securities will remain suspended from trading on the ASX until the Company can make further announcements, being at least until 31 March 2020.

Legal filings and other information related to Hartshorne’s Chapter 11 case are available at www.case.stretto.com/hartshorne. Additional information can be obtained by calling the toll-free case information line at +1.833.643.0359 or by submitting an inquiry via email to TeamHartshorne@stretto.com.

For further information, contact:

Egan Antill
Chief Executive Officer
eantill@paringaresources.com

This announcement has been authorised for release by the Company’s CEO, Mr. Egan Antill.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.